FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement made today by HSBC Bank Malta plc, a 70.03 per cent indirectly held subsidiary of HSBC Holdings plc.

13 November 2009

HSBC BANK MALTA PLC

INTERIM DIRECTORS' STATEMENT

HSBC Bank Malta plc (HSBC Malta) is required to publish the following Interim Directors' Statement covering the period from 1 July 2009 to 13 November 2009 (the date of the Statement) under Listing Rules 9.51 and 9.53 of the Malta Financial Services Authority.

HSBC Bank Malta plc's performance in the third quarter was satisfactory. Whilst the bank has made good progress in improving revenue and reducing costs, performance continues to be adversely impacted by the difficult trading conditions. Margin compression remains an ongoing challenge and the period under review also saw a small increase in loan impairments as the consequences of the slowdown in the local economy impacted the lending portfolios.

Although we have seen a slight softening in demand, customers' loans have performed well and the bank continues to provide responsible support for its customers, both depositors and borrowers. Credit quality has remained good whilst liquidity and capital ratios remain strong and are well above regulatory requirements. Levels of core deposits are marginally down in a period characterised by a number of bond issues and growing competitive pressures. The bank has maintained a strong liquidity position with a steady and stable loans to deposits ratio. The credit quality of the available-for-sale investments portfolio remains satisfactory and has improved over the reporting period.

Alan Richards, Director and Chief Executive Officer of HSBC Bank Malta p.l.c. said: "We are encouraged by the bank's performance during the third quarter of 2009.

"There are signs that markets are stabilizing but we are clearly not yet out of the woods and continue to monitor the situation closely. Let me stress that HSBC remains well capitalized, liquid and very much open for business, and we are doing all we can to support the local economy and our customers during these challenging times."

Notes to editors:

1. Basis of preparation

This statement is based on the unaudited management accounts of HSBC Bank Malta plc up to 30 September 2009 and other financial information.

2. The HSBC Group

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,422 billion at 30 June 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date:  13 November 2009